FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Strategic priority 2

Implement Global Standards

Our target is to make significant progress in implementing Global Standards for the benefit of HSBC and the financial system as a whole.
Our Values, good governance and commitment to operating sustainably guide the way we manage our business and help us create value for our stakeholders.

We have committed to develop Global Standards shaped by the highest or most effective standards of financial crime compliance available in any jurisdiction where HSBC operates and to deploy them globally on a consistent basis.

By definition, the impact of Global Standards is organisation-wide, and the principal means by which we drive consistently high standards is through universal application of our HSBC Values, strong systems of governance and the behaviours, performance and recognition of all our people in managing high quality customer relationships.

In line with our ambition to be recognised as the world's leading international bank, we aspire to set the industry standard for knowing our customers and detecting, deterring and protecting against financial crime. As international markets become more interconnected and complex and as threats to the global ﬁnancial system grow, we are strengthening further the policies and practices which govern how we do business and with whom.

We greatly value our reputation. Our success over the years is due in no small part to our reputation for trustworthiness and integrity. In areas where we have fallen short in recent years - in the application of our standards and in our ability to identify and so prevent misuse and abuse of the financial system through our networks - we have moved immediately to strengthen our governance processes and have committed to adopt and enforce the highest or most effective financial crime compliance standards across HSBC.

We continue to reinforce the status and significance of compliance and adherence to our Global Standards by building strong internal controls, developing world class capabilities through communication, training and assurance programmes to make sure employees understand and can meet their responsibilities, and redesigning core elements of how we assess and reward senior executives.

We see the implementation of Global Standards as a source of competitive advantage. Global Standards allow us to:

•     strengthen our response to the ongoing threat of financial crime;

•     make consistent - and therefore simplify - the ways by which we monitor and enforce high standards at HSBC;

•     strengthen policies and processes that govern how we do business and with whom; and

•     ensure that we consistently apply our HSBC Values.

Implementing Global Standards

We expect our Global Standards programme to underpin our business practices in the future. Initially, we are concentrating on transforming how we detect, deter and protect against financial crime. We are implementing a more consistent, comprehensive approach to assessing financial crime risk in order to help protect our customers, our employees and the financial system as a whole.

Governance framework

The Global Standards Execution Committee provides execution control based on direction and priorities set by the Global Standards Steering Meeting (a meeting of the GMB), details of which may be found in the Directors' Report on page 354. The Financial System Vulnerabilities Committee and the Board receive regular reports on the Global Standards programme.

Under this governance structure, a sequenced approach to global implementation was designed, tested and deployed during 2013 following detailed planning, to closely identify and manage execution risk, ensure that our Global Standards are delivered in a globally consistent and coherent way, and embed sustained ways of working.

The process of embedding Global Standards and the supporting controls and capabilities that allow the business to identify and mitigate financial crime risk is underway and will continue in 2014 and beyond. The implementation programme is focused on the following four areas:

•     data readiness: creating a complete, cleansed data set to improve our understanding of the customer base and facilitate our financial crime risk assessment. This will provide the basis for transaction monitoring and assist capacity planning to improve the quality and efficiency of our KYC activities.

•     customer due diligence: strengthening the rigour with which we research and evaluate our customers and affiliates to better understand them and their activities; improving KYC profiling through enhanced due diligence, customer identification, screening and financial crime risk scoring; tightening our controls around tax transparency and bearer shares and putting a global customer selection and exit policy in place.

•     financial crime compliance: building HSBC's Financial Crime Compliance organisation with the right people and capabilities to support the business; developing global policies for anti-money laundering ('AML'), sanctions and anti-bribery and corruption and enhancing the monitoring, screening and testing that will allow us to manage financial crime risk more effectively; and designing a new, annual HSBC-wide risk assessment to better understand the financial crime risk we carry in the business and determine the best approach to managing it.

•     financial intelligence: establishing a new global network of Financial Intelligence Units that use cutting edge technology to identify and investigate significant cases, trends and strategic issues related to financial crime risks.

Changes in day-to-day activities

Risk appetite

Our global Financial Crime Risk Appetite statement was approved by the Board in October 2013 on the recommendation of the Risk Management Meeting of the GMB, the Group Risk Committee and the Financial System Vulnerabilities Committee. It was incorporated into the Risk Management Meeting's process monitoring from November 2013. The statement sets the Global Standard for financial crime compliance across HSBC, and is expected to evolve and be refined over time.

Enterprise-wide risk assessment

We completed enterprise-wide assessments of our risks relating to sanctions and AML compliance. The outcome of these assessments is the basis for risk management planning, prioritisation and resource allocation for 2014. In the future, we shall conduct such assessments annually.

Incentives

We adapted our remuneration strategy to balance short-term and sustainable performance. It rewards commercial success and compliance with our risk management framework.

Organisation

We continued to significantly reinforce our second line of defence (described on page 39) through an increase in Regulatory and Financial Crime Compliance headcount of more than 1,750 in 2013 (up by more than 50% since December 2012).

We are raising awareness and capabilities among our employees through a comprehensive global campaign to 'Ask the Right Questions'.

The Monitor

Under the agreements entered into with the US Department of Justice ('DoJ'), the UK Financial Conduct Authority ('the FCA', formerly the FSA) and the US Federal Reserve Board ('FRB') in 2012, including the five-year Deferred Prosecution Agreement ('US DPA'), it was agreed that an independent compliance monitor ('the Monitor') would be appointed to evaluate our progress in fully implementing our obligations and produce regular assessments of the effectiveness of our Compliance function.

Michael Cherkasky began his work as the Monitor on 22 July 2013, charged with evaluating and reporting upon the effectiveness of the Group's internal controls, policies and procedures as they relate to ongoing compliance with applicable AML, sanctions, terrorist financing and proliferation financing obligations, over a five-year period.

The Monitor's work is proceeding as anticipated, consistent with the timelines and requirements set forth in the relevant agreements.

HSBC is taking concerted action to remediate AML and sanctions compliance deficiencies and to implement Global Standards. We recognise we are only at the start of a long journey, being one year into our US DPA. We look forward to maintaining a strong, collaborative relationship with the Monitor and his team.

HSBC Values

Embedding HSBC Values in every decision and every interaction with customers and with each other is a top priority for the Group and is shaping the way we do business.

The role of HSBC Values in daily operating practice is fundamental to our culture, and is particularly important in the light of developments in regulatory policy, investor confidence and society's expectations of banks. HSBC Values are integral to the selection, assessment, recognition, remuneration and training of our employees. We expect our executives and employees to act with courageous integrity in the execution of their duties in the following ways:

HSBC Values

Be dependable and do the right thing

•  stand firm for what is right, deliver on commitments, be resilient and trustworthy;
•  take personal accountability, be decisive, use judgement and common sense, empower others.

Be open to different ideas and cultures

•  communicate openly, honestly and transparently, value challenge, learn from mistakes;
•  listen, treat people fairly, be inclusive, value different perspectives.

Be connected with our customers, communities, regulators and each other

•  build connections, be externally focused, collaborate across boundaries;
•  care about individuals and their progress, show respect, be supportive and responsive.

For further details on the role of HSBC Values in the employee proposition, see page 27.

Business principles

HSBC Values describe how we should interact with each other, with customers, regulators and the wider community. Our business principles set the standard by which we derive our strategy and make commercial decisions. Together our values and business principles form our character and define who we are as an organisation and what makes us distinctive. They describe the enduring nature of how we do business. We aim to bring these values and business principles to life through our day-to-day actions.

The emphasis we place on adhering to high behavioural standards and doing the right thing has led us to establish a new Board committee, the Conduct & Values Committee, which will oversee design and application of HSBC's policies, procedures and standards to ensure that we conduct business responsibly and consistently adhere to HSBC Values.

Business principles

•  Financial strength - maintain capital strength and liquidity
•  Risk-management- be enterprising and commercial, understand and be accountable for the impact of our actions, take prudent decisions
•  Speed - be fast and responsive, make principles-led decisions
•  Performance-focus - drive leading, competitive levels of performance, act with urgency and intensity, prioritise, simplify
•  Efficiency - focus on cost discipline and process efficiency
•  Quality - pursue excellence
•  Customer-focus- provide outstanding customer experience
•  Integrated - align the Group and break down silos
•  Sustainability- take a long-term outlook, understand impact of actions on stakeholders, brand and reputation

Governance

The Board is committed to establishing and maintaining the highest standards of corporate governance wherever we operate. This is key to the Group's ability to capitalise on the opportunities arising from successful implementation of our strategic priorities.

We believe that a robust and transparent corporate governance framework is vital to the sustainable success of HSBC. Strengthening our corporate governance framework to support the successful implementation of our Global Standards programme is a continuing focus of the Board's agenda.

Role of the Board and Committees

The strategy and risk appetite for HSBC is set by the Board, which delegates the day-to-day running of the business to the GMB. Risk Management Meetings and Global Standards Steering Meetings of the GMB are held in addition to regular GMB meetings.

GMB executive committees

1
The key roles of the non-executive committees established by the Board are described in the chart below.

The committee structure and governance framework of the HSBC Holdings Board

For footnotes, see page 46.

The terms of reference of the principal non-executive Board committees are available at www.hsbc.com/ boardcommittees.

For further details on Group corporate governance, see page 329.

Employees

Successfully enhancing a values-led high performance culture in HSBC is critical to implementing Global Standards sustainably. We continue to focus on embedding HSBC Values in every decision and interaction between colleagues and with customers.

•     We aim to attract, retain and motivate the very best people, and our remuneration policy supports this endeavour.

•     We actively manage succession planning by defining the capabilities we need and complementing this by identifying talented individuals and ensuring they are provided with appropriate career and development opportunities to fulfil their potential in HSBC.

•     We provide training and development opportunities to enable employees to acquire the technical and leadership skills needed to enhance their careers.

•     We are committed to a diverse and inclusive culture reflective of our customer base.

•     We encourage employees to engage in the local communities in which they work.

At the end of 2013 we had a total workforce of 263,000 full-time and part-time employees compared with 270,000 at the end of 2012 and 298,000 at the end of 2011. Our main centres of employment were as follows (approximate numbers):

Profile of leadership

The executive management of HSBC consists of four Executive Directors, 13 Group Managing Directors, and 51 Group General Managers. This leadership team is based in ten different countries and comprises 14 nationalities. 70% have served with HSBC for more than ten years and the total average tenure is 19 years.

HSBC has 13 non-executive directors. Of the 17 Directors, four (23.5%) are female.

Employment proposition

HSBC Values

In 2013, education on HSBC Values continued for all levels of employees, through induction and training programmes that covered relevant technical, management and leadership skills. We require a high behavioural standard from all our employees, and our focus on values and courageous integrity is being instilled at every level of the Group. For example, the values of being open, connected and dependable are an important first part of every appraisal for employees, including the most senior managers. In 2013, nearly 135,000 employees received values training, in addition to the 103,000 employees in 2012. A number of employees left the Group for breaching our values.

Employee development

The development of employees is essential if our businesses and operations are to strengthen and prosper. We take a systematic approach to identifying, developing and deploying talented employees to ensure we have a robust supply of high calibre individuals with the values, skills and experience for current and future senior management positions.

We keep our approach to training current and under constant review in order to improve the quality of our curricula and ensure employees are equipped with the technical and leadership skills to operate in a global organisation. We are standardising our training to help employees provide a high quality and consistent experience for customers in all our markets.

Employee engagement

Strong employee engagement leads to positive commercial outcomes and underpins improved business performance, increased customer satisfaction, higher productivity, talent retention and reduced absenteeism.

We assess our employees' engagement through our Global People Surveys, which were held annually from 2007 to 2011 and bi-annually thereafter. The latest Survey, in 2013, focused on supporting a values-led high performance culture by assessing if our employees were engaged in the Group's purpose and felt able to deliver on our ambition to become the world's leading international bank.

The overall engagement score in 2013 was 68%, which was four points ahead of the financial services industry norm and eight points behind the best-in-class benchmark. Strong scores were registered in risk awareness (81% and nine points above best-in-class), leadership capability (67%) and living the HSBC Values (77%). Employee development significantly improved from six points below best-in-class in 2011 to three points above in 2013. Aspects that require attention included pride and advocacy, which were 12 and 13 points, respectively, below best-in-class norms and had fallen from 2011 levels.

Succession planning

Our talent strategy aims to ensure that high-quality candidates are available to fill key positions and meet business needs across all areas of the Group. We closely align succession planning with talent management, individual development and career planning. The succession plan defines the number, distribution and types of roles and capabilities needed by HSBC, and talented individuals are then aligned to these roles. This approach in turn defines the individual's career path and development plan. In 2013, we assessed about 24,000 senior employees with the potential to become leaders and determined their career development needs. Potential successors must demonstrate an understanding of our Global Standards and exemplify HSBC Values.

Our talent strategy supports our aspirations in the emerging markets, where in 2013 we maintained 2012's proportion of those defined as talent at 39%. 25% of CEOs in emerging markets were local nationals. We closely monitor local nationals identified as short-term and medium-term successors to key leadership roles and have established base lines by which we intend to improve the proportion of local nationals over the medium term.

Diversity and inclusion

HSBC is committed to a diverse and inclusive culture where employees can be confident their views are encouraged, their concerns are attended to and they work in an environment where bias, discrimination and harassment on any matter, including gender, age, ethnicity, religion, sexuality and disability, are not tolerated and where advancement is based on meritocracy. Our diversity helps us respond to our increasingly diverse customer base, and to develop and retain a secure supply of skilled, committed employees.

Oversight of our diversity and inclusion agenda resides with executives on the Group Diversity Committee, complemented by a number of Group People/Diversity Committees. We have over 55 employee network groups representing gender, ethnicity, age, sexuality, disability, religion, culture, working parents, health and community volunteering. These groups are instrumental in driving an inclusive culture and maintaining effective dialogue between management and employees.

Gender balance

An area of continued focus is gender representation, particularly at senior levels of our organisation. We are addressing bias in hiring, promotions and talent identification, expanding mentoring and sponsorship, introducing better support for returning parents, and increasing flexible working opportunities.

The gender balance for HSBC Directors and employees at 31 December 2013 was as follows:

Gender balance

	Male	Female	Total

Executive Directors	3	-	3
Non-executive Directors .........	9	4	13

Directors .............	12	4	16
Senior employees	6,339	1,867	8,206
Other employees .	118,980	135,714	254,694

Total ..................	125,331	137,585	262,916

	Male	Female	Total
	%	%	%

Executive Directors	100.0	-	100
Non-executive Directors .....	69.2	30.8	100
Directors .........	75.0	25.0	100
Senior employees ...	77.3	22.7	100
Other employees ...	46.7	53.3	100
			.
Total ...............	47.7	52.3	100

Overall, global female representation was 52.3% at 31 December 2013, having been as high as 53.3% in 2009. Female representation at senior levels rose from 21.4% in 2010 to 22.7% in 2013, and our target is to improve this to 25% by 2014/15. The proportion of females in our talent pipeline improved from 25.8% in 2010 to 32.2% in 2013 and female representation on the GMB increased significantly from 10% (one out of 10) to 19% (three out of 16) in December 2013.

The average age of our employees is 36 years and average tenure is 8.9 years.

Unconscious bias

It is recognised that social behaviour may be driven by stereotypes that operate automatically and therefore unconsciously. These stereotypes can lead to a less inclusive environment. We are addressing this through 'unconscious bias' training which was delivered through e-learning to 8,300 managers and nearly 50,000 employees in 2013 (21,000 managers and 8,000 employees in 2012).

In 2014, our diversity and inclusion priorities will include continuing to address unconscious bias through targeted education, encouraging the career development of diverse talent with an emphasis on gender and local nationals, enhancing a bias-free approach to performance management and improving internal and external candidate lists, connecting and leveraging our Employee Resource Network Groups, and maintaining a consistent framework for governance and sponsorship.

Health, welfare and safety

We regard the physical and psychological health, welfare and safety of our people as being of the utmost importance. We recently introduced a global occupational health framework which requires the proactive management of employee welfare and encourages the sharing of best practice across the Group. Between August 2012 and the end of 2013, 94% of assigned HSBC employees carried out our bi-annual online health and safety training.

We run a number of employee assistance programmes tailored to local requirements. Skilled professional counsellors are available on free phone lines 24 hours a day and seven days a week to help employees manage personal or work-related problems that create stress and affect their work. Free face-to-face counselling is also provided, as is support for partners and dependents. Programmes are offered in the UK, Hong Kong, North America and India.

Whistleblowing

The HSBC Group operates a global Compliance Disclosure Line (telephone and email) which is available to allow employees to make disclosures when the normal channels for airing grievances or concerns are unavailable or inappropriate.

The Compliance Disclosure Line is available to capture employee concerns on a number of matters, including breaches of law or regulation, allegations of bribery and corruption, failure to comply with Group policies, suspicions of money laundering, breaches of internal controls and fraud or deliberate error in the financial records of any Group company. Global Regulatory Compliance is responsible for the operation of the Compliance Disclosure Line and the handling of disclosure cases. Each case is reviewed and referred for appropriate investigation. The disclosure is acknowledged (when contact details are provided) and the employee is advised when the investigation has been concluded. Global Regulatory Compliance may also be made aware of whistleblowing cases made directly to senior executives, line managers, Human Resources and Security and Fraud, and will investigate accordingly.

Additional local whistleblowing lines are in place in several countries, operated by Security and Fraud, Human Resources and Regulatory Compliance. When such lines are established, processes are put in place to escalate relevant disclosures made on the local whistleblowing lines to Global Regulatory Compliance or Financial Crime Compliance. Global Regulatory Compliance also monitors an external email address for complaints regarding accounting and internal financial controls or auditing matters (accountingdisclosures@

hsbc.com highlighted under Investor Relations and Governance on www.hsbc.com). Cases received are escalated to the Group Chief Accounting Officer, Group Finance Director and Group Chief Executive as appropriate.

Strategic priority 3

Streamline processes and procedures

·.. Operational performance ..................................   30
·.. Customers ............................................................   31
·.. Environmental, social and community
obligations ............................................................   34
Our aim is to achieve a cost efficiency ratio in the mid 50's.
We are redesigning key processes and procedures in order to manage risk, improve customer service, enhance quality and reduce expenses. Sustainable savings will release funds to invest in growing our business, Global Standards and increasing dividends.

Operational performance

We continue to refine our operational processes, develop our global functions, implement consistent business models and streamline IT.

Sustainable savings are the financial outputs from our organisational effectiveness and streamlining programmes. They arise from the reduction or elimination of complexity, inefficiencies or unnecessary activities, and release capital that can be reinvested in growing our business as well as increasing returns to shareholders.

We are transitioning from organisational effectiveness to streamlining, which is the next phase of our transformation. While organisational effectiveness was about how HSBC is managed, streamlining is about how we operate.

We committed to deliver US$2.5-3.5bn of sustainable savings at the outset of the organisational effectiveness programme. We have achieved US$4.5bn for the period from 2011 to the end of 2013, equivalent to US$4.9bn on an annualised (run rate) basis, as follows:

Sustainable savings 2011 to 2013

US$bn

Re-engineering operational processes ....	1.6
Re-engineering global functions .............	1.4
Implementing consistent business models ..........................................................	0.7
Streamlining IT .....................................	0.8

4.5

In implementing our operational effectiveness programme, we concentrated on a number of key elements:

•     people and structure - we implemented an 8x8 reporting structure, moved to a global operating model, and defined and introduced target business models across all global businesses and functions;

•     software development - we improved software development productivity and shifted the mix of employees towards lower-cost locations;

•     process optimisation - we improved the efficiency of our operational activities such as contact centres (including offshoring), trade and payments services; and

•     corporate real estate - we rationalised our property portfolio by leasing and launching facilities management initiatives.

In phase 2, from 2014 to 2016, we will concentrate on streamlining operations, focusing on reducing or eliminating complexity, inefficiencies, risks or unnecessary activities across the whole Group. This exercise will be applied to:

•     propositions, and sales channels;

•     processes and servicing channels, including production management, multi-channel servicing, operational processes and the locations of activities; and

•     infrastructure, including real estate, technology, supplier management and global functions.

Streamlining will be achieved through a combination of simplifying and globalising our processes, products, systems and operations. 'Simplifying' involves identifying inefficiencies or excessive complexity and redesigning or rationalising processes to make them easier to understand and manage and more efficient. 'Globalising' involves developing standard global processes and implementing them around the Group with minimal local variations.

Cost efficiency ratio

Our cost efficiency ratio for 2013 was 59.6%, down from 62.8% in 2012.

Customers

Our purpose is to connect customers to opportunities, enabling businesses to thrive and economies to prosper, helping people to fulfil their hopes and realise their ambitions.

Our dealings with customers are conditioned by our understanding of their needs, the quality of the service we provide and the standards which govern how we operate. With over 54 million personal and business customers around the world, we know that only by putting customers at the centre of what we do can we achieve our purpose.

Customer service and satisfaction

Throughout 2013 we concentrated on enhancing the customer service we provide through our global businesses.

In RBWM, we measure customer satisfaction through an independent market research survey of retail banking customers in selected countries and calculate a Customer Recommendation Index ('CRI') to score performance. This CRI score is benchmarked against average scores of a peer group of banks in each market and we set targets for our business relative to our competitive set of banks. The Group target is for 75% of all the markets (based on their weighted revenue) to meet their CRI targets. This year, RBWM met its target of 75% with a score of 85% through strong performances in our home markets of Hong Kong and the UK and significant improvements in other major markets such as Brazil and Turkey. Historically, our strongest performance markets have been in Asia and this continued in 2013 with excellent results recorded in Taiwan, Malaysia and mainland China.

In CMB, we continued to measure our client engagement through a survey of key customers, the Client Engagement Programme ('CEP'). This survey is conducted by an independent third party. We have gained valuable insights from this work which help us tailor solutions and service offerings to meet our customers' individual needs.

The survey was conducted in the following markets: UK, Germany, France, Turkey, US, Canada, UAE, mainland China, Hong Kong, India, Australia, Singapore, Mexico, Argentina and Brazil, and provides aggregate scores for each of our Business Banking and Corporate Banking businesses.

We have conducted over 2,500 interviews with our Corporate Banking customers and over 6,000 interviews in our Business Banking customers. These interviews allow us to build an overall score from a possible 100 by our customers rating us on seven key relationship criteria. We have seen consistent positive performance, and in 2012 our score for the Corporate Banking segment was 84, rising slightly to 85 in 2013 with strong performances in mainland China, the US, Brazil and Germany. In our Business Banking segment our score was 81 in 2012 and 82 in 2013, with strong performances in a number of priority markets notably our home markets of Hong Kong and UK. Given the complex and competitive environment we have seen in many of the markets surveyed, we believe this to be a very good, consistent, performance and shows a positive relationship for HSBC with these valuable customers.

Retail Banking and Wealth Management

Standardising our propositions to make it easier for customers to do business

We continue to make significant progress in executing our customer strategy in RBWM.

In HSBC Premier, we are focusing on meeting the wealth management needs of our customers in five respects: protection, education, retirement, managing and growing wealth, and legacy planning. We have improved the platforms used by both customers and relationship managers, helping us to enhance customer experience and raise the standards of our financial planning.

We intend to refresh HSBC Advance in all our priority markets in 2014, putting digital functionality at the heart of the updated proposition. We are focusing on the day-to-day banking needs of our customers and improving their access to personal lending.

In 2013, we deployed service enhancements for customers in all segments (Premier, Advance and personal banking) using mobile phones and saw 2.5m downloads of our global mobile banking 'app' in 25 countries, with over 1.1m downloads in the fourth quarter of 2013 alone. We also selectively piloted Twitter and Facebook-based services for customers and were voted the top social media bank in the UK in 2013 by IMGroup, the digital management consultancy.

We have undertaken a full review of all our products in RBWM, and are standardising our offering across all categories. Products are assessed on grounds of fairness and transparency before being approved. For example, in the UK, we made money management easier by simplifying automated teller machine ('ATM') withdrawals, we improved our branch infrastructure to enable customers to reset their telephone security at the branches and we updated our on-line avatar, 'Ask Olivia', so that customers can easily get online answers to questions about error codes on their secure key. In Vietnam, an SMS Alert message will now be sent to a customer's registered mobile phone number as soon as they complete a credit card transaction, preventing fraud and helping to protect our credit cardholders.

We are also continuing to develop new products. We have extended our range of renminbi offerings and improved our foreign exchange services, particularly online. Through our Asset Management Group, we have now launched Managed Solutions in eight of our priority markets.

Interacting with customers

In 2013, we took a major step to align our staff's remuneration with customer interests by introducing a new incentive programme for our Wealth Management relationship managers. The programme removed all formulaic links to sales volumes and focused on assessing how well we are meeting our customers' needs. We developed a similar incentive programme covering the rest of the RBWM front line staff and all our retail products. This was partially implemented in the UK and France in 2013 and will be effective in most markets from the beginning of 2014.

We continue to invest in all the channels that customers use to enhance ease of use and improve the overall customer experience. Upgrades to our physical estate included increasing physical access for disabled customers to branches in the UK and Hong Kong. In Canada, the upgraded ATMs now feature paperless bill payments and voice guidance in English, French, Cantonese and Mandarin. On digital channels, we launched new mobile applications and increased the functionality of our internet banking platforms. In Brazil, we were recognised as best internet bank in the market for the second year running, and launched bill payment by digital picture on mobiles. We are working on improving our international account opening processes while also raising the standards we employ for combating financial crime risk.

Supporting home ownership

Mortgages are a key product for our customers in enabling home ownership, and we continue to improve our products and processes.

In the UK, we granted over 30,000 first time buyer loans, and started selectively offering 95% loan-to-value mortgages as part of the government's 'Help to Buy' scheme. We won the Moneyfacts award for Best Bank Mortgage Provider for the fifth year running.

In mainland China, where we have achieved double digit growth in balances in each of the last three years, we re-engineered our processes to accommodate increased volumes and to speed up the granting of loans. We have reduced overall turnaround times from 12 days to six days. Through our 'Decision in Principle' service we can now give customers the results of their initial screening within one hour.

In the UAE, we launched a tracker rate mortgage linked to a public benchmark, along with other initiatives including assisting customers with the registry process. Customer feedback was very positive and RBWM continued to grow strongly even as the overall market fell slightly.

In the US, we continued to work with the Federal Home Loan Bank of New York in offering 'First Home Club', a savings and education programme that assists low income families generate the down payment required to buy their first home.

Supporting customers in financial difficulty

We recognise that some of our customers are facing challenging financial situations, and we have looked to support them during difficult times.

Across Europe, frontline specialists were trained to offer an income and expenditure review for customers who are likely to face difficulty in making repayments to HSBC in the near future. We also eliminated certain current account charges in the UK (unpaid transaction fees). We updated our restructure and payment programme suites in the Middle East and Mexico while collaborating with charities, associations and government loan relief programmes in the US, Canada and France. In the Philippines, we offer a 'General Restructuring' Facility as a restructuring programme for both non-delinquent and delinquent customers, and responded to Typhoon Haiyan with targeted payment holidays to credit card customers affected by the catastrophe. In Australia, we offered hardship relief on mortgage repayments to customers affected by bushfires in New South Wales.

Commercial Banking

Supporting small and medium-sized entities

To help our customers find the right financial solutions to succeed in the global economy, we launched a series of funds to support SME's that trade or aspire to trade internationally. We launched SME funds in the UK, France and Mexico in the first half of 2013 and in the US and Canada in the second half of the year. The latter two were of US$1bn each. We also launched our fourth SME fund in the UAE of AED1bn (US$272m) for international trade customers.

Our International Exchange programme continued to be a cornerstone of our client retention activity. In 2013, we hosted four events, in Singapore, Guangzhou, Mexico City and Istanbul, and provided leadership content and networking opportunities for over 300 corporate clients from around the world. We work closely with local government, trade bodies and central banks to provide the best possible insights and information for these customers. The client feedback confirmed that customers derive huge value from connecting with like-minded businesses, and there are multiple examples of new business relationships formed as a result of these conferences.

Interacting with customers

•     In 2013, our CEP undertook over 10,000 customer interviews in 15 of CMB's priority markets. The programme gives customers the opportunity to share their views, and demonstrates that HSBC is listening and actively working to improve our ability to support customers with global operations.

•     We are enhancing our customers' account opening experience, enabling it to take place anytime anywhere, provided we can fulfil regulatory and Group KYC requirements. At the end of 2013, we launched a multi-channel business account opening tool in the UK for customers who wish to open accounts using online channels or call centres without visiting a branch.

•     In Hong Kong, in the fourth quarter of 2013, we made iPads available in Business Banking centres to enable customers to register for internet banking at the time of account opening.

•     We are expanding the servicing and transaction options available on our international online platform, HSBCnet, to better cater for the requirements of businesses of different sizes and needs. In addition to our payments and cash management HSBCnet package, which is available in all markets, we launched domestic and international HSBCnet packages in our top 12 markets during 2013.

•     Relationship managers now update and validate customer information through regular routine discussions.

•     Significant training is being provided for staff, including around the use of tools to help them support customers in completing required customer due diligence information.

New renminbi products and services

The growing use of China's currency worldwide is creating new opportunities for our customers engaging in trade, capital transactions and financing business in or with mainland China. We continued to strengthen our ability to meet these customers' needs by playing a major part in a number of innovative transactions for the currency, including being the first international bank to:

•     offer an automated foreign currency cross-border sweeping structure in mainland China to help multinationals optimise the use of internal funding by consolidating their liquidity positions onshore and offshore;

•     pilot foreign currency cross-border netting in mainland China, enabling multinationals to offset foreign currency payables and receivables between Chinese subsidiaries and netting centres overseas. The product allows companies to reduce inter-company transactions while lowering processing costs and currency risk exposure; and

•     implement a tailor-made renminbi cross-border centralised payments and collections settlement product in mainland China. This eliminates foreign exchange exposure and optimises working capital management for companies.

For further information on the products and services we offer, see page 79.

Client selection

Client selection is core to our growth strategy as we seek to generate long-term relationships and sustainable revenue streams within acceptable risk parameters. In 2013, we initiated a comprehensive programme to reposition our portfolios and better manage our business. This involves reviewing our customer base and establishing robust client selection filters designed to ensure that our controls and information flows are such that we can be confident that we only do business with customers who meet our criteria.

We are also undertaking a review of business policies and controls as part of our implementation of Global Standards to further guard against money laundering and sanctions risks.

Our risk profile is described on page 134.

Environmental, social and community obligations

We will create a robust, resilient and sustainable business in which our clients can have confidence, our employees can take pride and our communities can trust.

Our continuing success depends, in part, on our ability to identify and address environmental, social and ethical factors which present risks to our business or offer opportunities to support customers  in a more sustainable way. These can affect our reputation, drive employee engagement, help manage the risks of lending, leverage savings through eco-efficiency and secure new revenue streams.

Human rights

We apply human rights considerations directly as they affect our employees and indirectly through our suppliers and customers, in the latter case in particular through our project finance lending. Human rights issues most directly relevant for HSBC are those relating to the right to just and favourable conditions of work and remuneration, the right to equal pay for equal work, the right to form and join trade unions, the right to rest and leisure and the prohibition of slavery and child labour. Alongside our own commitments, such as our HSBC Code of Conduct for Suppliers (in place since 2005), the HSBC Global Standards Manual, HSBC Values and our Business Principles, we have signed up to global commitments and standards, including the UN Global Compact, the Universal Declaration of Human Rights and the Global Sullivan Principles.

Our sustainability risk framework

We recognise that businesses can have an impact on the environment and communities around them. For over 10 years we have been developing, implementing and refining our approach to working with our business customers to understand and manage these issues. We assess and support customers in six sensitive sectors using our own policies and, in financing projects, using the Equator Principles as a starting point. By extending their application to all relevant corporate loans and providing independent assurance on their implementation, we go beyond the minimum requirements of the Equator Principles framework. Our sustainability risk framework is based on robust policies, formal processes and well-trained, empowered people.

We welcome constructive feedback from non-governmental organisations ('NGO's) and campaign groups and regularly engage with a number of them on matters of shared interest. In 2013, HSBC was approached by NGOs raising concerns regarding the implementation of our forest land and forest products sector policy. If our clients do not comply fully with our policies, or cannot show that they are on a credible path to do so, we will exit our relationship with them.

Our approach to managing sustainability risk is described on page 297.

Climate business

We define 'climate business' as seeking long-term commercial business opportunities to support transition to a low-carbon economy. Our climate business includes clients in the solar, wind, biomass, energy efficiency, low carbon transport and water sectors, and revenues are growing year on year. HSBC's Climate Change Centre of Excellence, part of our global research team focusing on business risks and opportunities created by climate change, was established in 2007 and its research estimates that the climate business sector could exceed US$2.2 trillion by 2020.

Our sustainable operations strategy

HSBC's carbon dioxide emissions are calculated on the basis of the energy used in our buildings and employee business travel from over 30 countries (covering about 93% of our operations by FTE). The data gathered on energy consumption and distance travelled are converted to carbon dioxide emissions using conversion factors from the following sources, if available, in order of preference:

1.    factors provided by the data/service providers;

2.    factors provided by the local public environmental authorities. For electricity, if specific factors cannot be obtained from the above two sources, we use the latest available carbon emission factors for national grid electricity from the International Energy Agency as recommended for use by the Greenhouse Gas Protocol; and

3.    for other types of energy and travel, if no specific factors can be obtained from the first two sources, we use the latest available factors provided by the UK Department for Environment, Food and Rural Affairs and/or the Department of Energy and Climate Change in the UK.

To incorporate all of the operations over which we have financial (management) control, the calculated carbon dioxide emissions are scaled up on the basis of the FTE coverage rate to account for any missing data (typically less than 10% of FTEs). In addition, emission uplift rates are applied to allow for uncertainty on the quality and coverage of emission measurement and estimation. The rates are 4% for electricity, 10% for other energy and 6% for business travel, based on the Intergovernmental Panel on Climate Change Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories, and HSBC's internal analysis of data coverage and quality.

Carbon dioxide emissions in tonnes

	2013	2012

Total ..........................	889,000	963,000
From energy ...............	755,000	825,000
From travel ................	134,000	138,000

Carbon dioxide emissions in tonnes per FTE

	2013	2012

Total ..........................	3.43	3.61
From energy ...............	2.91	3.09
From travel ................	0.52	0.52

Our greenhouse gas reporting year runs from October to September. For the year from 1 October 2012 to 30 September 2013, carbon dioxide emissions from our global operations were 889,000 tonnes.

HSBC Technology and Services employs around a third of our workforce and runs our operations, including real estate, IT infrastructure and supply chain. One of its goals, known as 'REDUCE', is to cut annual carbon dioxide emissions per employee by a tonne between 2012 and 2020 to 2.5 tonnes. Our baseline year is 2011, in which emissions were 3.44 tonnes (rounded up to 3.5).

To tackle this challenge, we set a 10-point sustainable operations strategy at the start of 2012, listed below. This strategy covers issues from sustainability leadership and engagement to supply-chain collaboration, and includes ambitious targets to reduce our use of energy and reduce our waste. We made progress in 2013, but recognise that stretching goals like these will take time to achieve. We have capitalised on 'quick wins' where possible, but have also spent time to analyse thoroughly and prepare for achieving these targets.

Our 10-point sustainable operations strategy

  1.   We are engaging all employees in delivering improved efficiency by 2020 with training and sustainability leadership programmes.
  2.   We will increase energy consumption from renewables from 24% to 40% and increase self-generated electricity capacity from zero to 5%.
  3.   We will collaborate with our supply chain to achieve sustainable savings through efficiency and innovation.
  4.   We will improve the energy efficiency of our Group data centres.
  5.   An annual US$5m investment in an HSBC Eco-efficiency Fund has been committed to trial sustainable innovation.
  6.   Our target is to increase the recycling of HSBC's waste from 60% to 100% of our office waste and electronic-waste.
  7.   Work on all new and redesigned buildings costing over US$10m in our portfolio of 7,500 buildings will be done to Leadership in Energy and Environmental Design ('LEED') certification standards.
  8.   We aim to reduce annual energy consumption per employee by 1MWh.
  9.   We will reduce paper usage, ensure it comes from sustainable sources, and encourage paperless banking for all retail and commercial customers.
10.   We continue to promote alternatives to travel, reducing travel carbon emissions per employee.

Further details on our progress with achieving our sustainability operations programme will be published in our Sustainability Report 2013 on 23 May 2014.

Community investment

In 2013, we donated a total of US$117m to community investment projects (2012: US$120m).

Youth education

Education is key to prosperity. We seek to help young people fulfil their potential through global and local investment in education programmes. Our programmes span various levels of need, including financial literacy training, scholarships, cultural awareness programmes and teaching life skills.

In 2013, we launched the three-year £30m (US$47m) Opportunity Partnership, to help transform the lives of 25,000 disadvantaged young people in the UK through education, training and work.

Staff volunteering

Thousands of HSBC employees globally are involved every year through volunteering for our Community Investment programmes. We report in detail on this in the HSBC Sustainability Report 2013.

HSBC Water Programme

2013 was the second year of our flagship environmental project, the HSBC Water Programme. This is a five-year, US$100m programme in partnership with Earthwatch, WaterAid and WWF to deliver water provision, protection, information and education across the world. In 2013, we developed the programme by connecting specific parts of our business with HSBC Water Programme activities.

Risk overview

·..

Our risk profile is underpinned by our core philosophy of maintaining a strong balance sheet and liquidity position, and capital strength.
All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks. Our risk management framework, employed at all levels of the organisation, ensures that our risk profile remains conservative and aligned to our risk appetite and strategy.

Risk and our strategic priorities

The Group's three strategic priorities are reflected in our management of risk.

Grow both business and dividends - we ensure risk is maintained at appropriate levels while HSBC is positioned for growth and capital is deployed accordingly to maximise revenue opportunities.

Implement Global Standards - our management of financial crime risk is strengthened by the implementation of Global Standards, which are enhancing the procedures, policies, capabilities and controls that govern how we do business and with whom.

Streamline processes and procedures - during 2013, we initiated a comprehensive programme to reposition our portfolios in line with our updated risk appetite, and we made progress with programmes to make HSBC easier to manage and control. We also continued to simplify the Group structure through our disposal programme and to de-risk legacy portfolios. The steps we have taken to reshape HSBC have released around US$90bn in risk-weighted assets to date.

Our business and operating models are described on page 13. For further information on Global Standards, see page 23.

Risk in 2013

Financial markets were volatile during 2013, reflecting concerns over the US fiscal cliff and debt ceiling, the potential tapering of quantitative easing, the continuing political instability in the Middle East and its possible effect on global energy prices, and the widely held view that the global economic recovery remains fragile. We maintained a conservative risk profile by reducing exposure to the most likely areas of stress:

•     we managed selectively our exposure to sovereign debt and bank counterparties to ensure that the overall quality of the portfolio remained strong;
•     we regularly assessed higher risk countries and adjusted our risk appetite and exposures accordingly;
•     we repositioned certain portfolios through our six filters process (see page 15) and our focus on certain products or customer segments;
•     we made our client selection filters more robust in managing the risk of financial crime; and
•     we mitigated risks, for example reputational and operational, when they were forecast to exceed our risk appetite.

The diversification of our lending portfolio across global businesses and regions, together with our broad range of products, ensured that we were not overly dependent on a limited number of countries or markets to generate income and growth.

We monitored a range of key risk metrics in 2013, including the following:

	2013	2012
	US$bn	US$bn

Maximum exposure to credit risk ......................	3,112	3,140
of which:
-....... loans and advances held at amortised cost14 ....................................	1,292	1,150

Risk-weighted assets .........	1,093	1,124
of which:
-.......... credit risk RWAs ....................................	864	898
-....... market risk RWAs ....................................	63	55
-. operational risk RWAs ....................................	119	122

Proportion of RWAs on standardised approach .	30%	34%

Trading value at risk (US$m) ........................	52	79

Advances to deposits ratio14 .....................................	73%	74%

Advances to core funding (year end)14:
HSBC UK23 ...................	100%	106%
HBAP24 ........................	72%	73%
HSBC USA25 .................	85%	78%

For footnotes, see page 46.

Risks incurred in our business activities

Our principal banking risks are credit risk, liquidity and funding risks, market risk, operational risk, compliance risk, fiduciary risk, reputational risk pension risk and sustainability risk. We also incur insurance risk. The chart below provides a high level guide to how our business activities are reflected in our risk measures and in the Group's balance sheet. The third-party assets and liabilities indicate the contribution each business makes to the balance sheet, while RWAs illustrate the relative size of the risks incurred in respect of each business.

For a description of our principal risks, see page 136.

Exposure to risks arising from the business activities of global businesses

For footnote, see page 46.

For further information on credit risk, see page 150; capital and risk-weighted assets, see page 298; market risk, including value at risk, see page 230; and operational risk see page 244.

Top and emerging risks

Identifying and monitoring top and emerging risks are integral to our approach to risk management. We define a 'top risk' as being a current, emerged risk which has arisen across any of our risk categories, regions or global businesses and has the potential to have a material impact on our financial results or our reputation and the sustainability of our long-term business model, and which may form and crystallise within a year. We consider an 'emerging risk' to be one with potentially significant but uncertain outcomes which may form and crystallise beyond a one-year time horizon, in the event of which it could have a material effect on our ability to achieve our long-term strategy.

The ongoing assessment of our top and emerging risks is informed by a comprehensive suite of risk factors (see page 135) which may result in our risk appetite being revised.

During 2013, senior management paid particular attention to a number of top and emerging risks. These risks, as at 31 December 2013, are tabulated below.

We made a number of changes to our top and emerging risks to reflect revised assessment of their effect on HSBC during 2013. Threats to the global economy from a disorderly exit from quantitative easing, which emerged as a risk during the first half of 2013 following announcements that monetary stimuli may be scaled back, receded during the second half of the year. This followed announcements by central banks on the likely pace and scale of tapering together with an acceleration of economic growth in the US and UK.

Top and emerging risks -       /

• Emerging markets' slowdown	• Regulatory developments affecting our business model and Group proﬁtability	• Heightened execution risk
Growth decelerated in a number of emerging markets during 2013. Any contraction in trade and capital flows would affect both emerging and developed economies.	Governments and regulators in numerous jurisdictions continue to develop policy which may impose new requirements, including in the areas of capital and liquidity management and business structure.	Regulatory demands, a challenging external environment, the level of internal transformation and risks arising from business and portfolio disposals may affect our ability to execute our strategy.
• Increased geopolitical risk	• Regulatory investigations, fines, sanctions, commit-ments and consent orders and requirements relating to conduct of business and financial crime negatively affecting our results and brand	• Internet crime and fraud and • Information security risk
Our operations are exposed to risks arising from political instability and civil unrest in a number of countries, which may have a wider effect on regional stability and regional and global economies.
Financial service providers are at risk of regulatory sanctions or fines related to conduct of business and financial crime.
In December 2012, HSBC entered into agreements with US and UK authorities in relation to investigations regarding past inadequate compliance with AML
Our businesses face a range of operational risks, including those arising from internet crime and fraud and cyber attacks affecting the security of Group and customer information.
	and sanctions laws and we continue to be subject to other regulatory	• Data management

proceedings, the outcome of which is difficult to predict. There is a risk that we fail to meet agreed deadlines or are found to have material gaps in our plans or the implementation progress compared with that required by the DPAs and other orders.
New regulatory requirements necessitate more frequent and granular data submissions, which must be produced on a consistent, accurate and timely basis.
	• Dispute risk	• Model risk
	HSBC is party to legal proceedings arising out of its normal business operations which could give rise to potential financial loss and significant reputational damage.	Regulatory requirements relating to models and assumptions in areas such as capital calculations and stress testing could potentially result in an increased and more volatile capital requirement.

Heightened execution risk was also assessed as a top risk to reflect the external and internal challenges to delivering our strategy at the same time as implementing the changes necessitated by regulatory change and the implementation of Global Standards.

When the top and emerging risks listed above resulted in our risk appetite potentially being exceeded, we took steps to mitigate them, including reducing our exposure to areas of stress. Given the impact on the Group of breaching the US DPA, significant senior management attention was given to tracking and monitoring our compliance with its requirements and improving policies, processes and controls to minimise the risk of a breach.

For a detailed account of these risks see page 141 and for a summary of our risk factors, see page 135.

How we manage risk

Our risk culture is fundamental to the delivery of our strategic objectives. It may be characterised as conservative, control-based and collegiate. It is reinforced by our HSBC Values and our Global Standards, and forms the basis on which our risk appetite and risk management framework are established. These are instrumental in aligning the behaviour of individuals with the Group's attitude to assuming and managing risk.

We manage risk actively, with five main elements underpinning our risk culture.

Running risk like a business

Running risk like a business means ensuring that the Global Risk function is dynamic and responsive to the needs of its stakeholders. We continue to focus on:

•     making systems compatible (for example, in Global Risk and Global Finance) so a complete picture of our risks is obtained;
•     streamlining data production and re-engineering processes to create time to spend on risk management; and
•     understanding the detail behind our risks and costs.

Organisation and structure

Robust risk governance and accountability are embedded throughout the Group, fostering a continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. Adherence to consistent standards and risk management policies is required across HSBC by our Global Standards and our Global Risk Operating Model.

Our risk governance framework, of which our risk appetite framework is a significant element, ensures the appropriate oversight of and accountability for the effective management of risk, including financial crime risk, at Group, regional and global business levels. Similar arrangements are in place in our major operating subsidiaries.

The Group Risk Committee is responsible for advising the Board on high-level risk related matters and risk governance.

The risk governance framework was augmented by the establishment in January 2013 of the Financial System Vulnerabilities Committee, which reports to the Board on matters relating to financial crime and financial system abuse and provides a forward-looking perspective on financial crime risk.

A Conduct & Values Committee was established in January 2014, to oversee the design and application of HSBC's policies, procedures and standards, to ensure that we conduct business responsibly and consistently adhere to HSBC Values and to advise the Board accordingly.

For a description of the governance structure for managing risk at the Group level, see the report of the Group Risk Committee on page 352. The Report of the Financial System Vulnerabilities Committee is on page 358.

Three lines of defence

The Group has adopted a risk management and internal control structure referred to as the 'three lines of defence' to ensure we achieve our commercial aims while meeting regulatory and legal requirements. It is a key part of our operational risk management framework.

•      First line - every employee is responsible for the risks that are part of their day to day jobs. The first line of defence ensures that all key risks within their operations are identified, mitigated and monitored by appropriate internal controls within an overall control environment.

•      Second line - global functions, such as Global Risk, Global Finance and Global Human Resources form the second line of defence. They have similar responsibilities to the first line of defence for the processes and activities they own. In addition, they are responsible for setting policy and for providing oversight and challenge of the activities conducted by the first line.

•      Third line - Internal Audit forms the third line of defence, providing independent assurance to senior management and the Board over the design and operation of HSBC's risk management, governance and internal control processes.

For details of our operational risk management framework, see page 244.

People

All employees are required to identify, assess and manage risk within the scope of their assigned responsibilities and, as such, they are critical to the effectiveness of the three lines of defence. Personal accountability for Global Standards is reinforced by HSBC Values.

Clear and consistent employee communication on risk conveys strategic messages and sets the tone from senior leadership. A suite of mandatory training on critical risk and compliance topics is deployed to embed skills and understanding and strengthen the risk culture within HSBC. It reinforces the attitude to risk in the behaviour expected of employees, as described in our risk policies. The training is updated regularly, describing technical aspects of the various risks assumed by the Group and how they should be managed effectively. Staff are supported in their roles by a disclosure line which enables them to raise concerns confidentially (see page 29).

Our risk culture is reinforced by our approach to remuneration. Individual awards are based on compliance with HSBC Values and the achievement of financial and non-financial objectives which are aligned to our risk appetite and global strategy.

For further information on risk and remuneration, see the Report of the Group Remuneration Committee on page 360.

Risk management processes and procedures

Risk management within HSBC is driven by the following four processes:

•     risk identification;
•     risk appetite;
•     mapping our risk profile; and
•     stress testing and scenario analysis

Risk identification

We identify and monitor risks continuously. This process, which is informed by analysis of our risk factors and the results of our stress testing programme, gives rise to the classification of certain key risks as top or emerging. Changes in our assessment of top and emerging risks may result in adjustments to our business strategy and, potentially, our risk appetite.

Risk appetite

The Group's Risk Appetite Statement describes the types and levels of risk that we are prepared to accept in executing our strategy. The Risk Appetite Statement is approved by the Board on the advice of the Group Risk Committee. It is a key component of our risk management framework, informs our annual operating plan and plays an important role in our six filters process.

Global businesses, geographical regions and global functions are required to align their risk appetite statements with the Group's.

Quantitative and qualitative metrics are assigned to nine key categories: earnings, capital, liquidity and funding, securitisations, cost of risk, intra-group lending, strategic investments, risk categories and risk diversification and concentration. Measurement against the metrics:

•     guides underlying business activity, ensuring it is aligned to risk appetite statements;
•     informs risk-adjusted remuneration;
•     enables the key underlying assumptions to be monitored and, where necessary, adjusted through subsequent business planning cycles; and
•     promptly identifies business decisions needed to mitigate risk.

Some of the core metrics that are measured and presented to the Board monthly are tabulated below:

Key risk appetite metrics

	2013
	Target27	Actual

Core tier 1 ratio .......	9.5% to 10.5%	13.6%
Common equity tier 1 ratio ............	9.5% to 10.5%	10.9%
Return on equity ......	12% to 15%	9.2%
Return on RWAs ......	2.1% to 2.7%	2.0%
Cost efficiency ratio	48% to 52%	59.6%
Advances to customer accounts ratio14 ....	Below 90%	72.9%
Cost of risk (loan impairment charges) .............................	Below 15% of operating income	7.7%

For footnotes, see page 46.

In 2013, we changed the targets for two of these risk appetite metrics. Our return on risk-weighted assets target was raised from 1.8-2.6% to the current target of 2.1-2.7%, reflecting changes in our risk profile as we reshaped our portfolio of businesses in line with our strategy and our six filters framework. As our portfolios became less risky, we reduced the acceptable cost of risk from below 20% to below 15% of operating income.

Our core tier 1 ratio exceeded the target, although remained within our risk tolerance to ensure we were well placed to meet requirements on a Basel III basis (page 309).

Our six filters are described on page 15.

Mapping our risk profile

Risks are assumed by our global businesses in accordance with their risk appetite and are managed at Group, global business and regional levels. All risks are recorded and monitored through our risk mapping process, which describes our risk profile by category in the different regions and global businesses.

In addition to our banking and insurance risks, the risk mapping process identifies and monitors risks such as model, financial management, capital, Islamic finance and strategic risks. These risks are regularly assessed through our risk appetite framework, stress tested and considered for classification as top and emerging risks.

For a summary of our banking and insurance risks, see page 136.

Stress testing and scenario analysis

We conduct stress-testing scenarios across the Group on both enterprise-wide and regional bases, reflecting our business strategy and resultant risk exposures. These scenarios include, but are not limited to, adverse macroeconomic events, failures at country, sector and counterparty levels and a variety of projected major operational risk events. The results of the stress tests are used to assess potential unplanned demand for regulatory capital under the various scenarios. We also participate in scenario analyses requested by regulatory bodies including the Bank of England concurrent stress test exercise and the US Federal Reserve Comprehensive Capital Analysis and Review ('CCAR') and Dodd-Frank Stress Testing programmes.

We tested several scenarios in the course of 2013. The results of these stress tests demonstrated that HSBC would remain satisfactorily capitalised after taking account of assumed management actions to mitigate the effect of the scenarios in question.

For further information on our stress-testing and scenario analyses, see page 139.

How risk affects our performance

The management of risk is an integral part of all our activities. Risk measures our exposure to uncertainty and the consequent variability of return.

The execution of our strategy, including the exit from non-strategic markets, the sale of businesses and non-core investments, the repositioning of our portfolios and implementation of revised client selection filters, together with an improvement in market conditions, led to a modest improvement in credit metrics in our retail portfolios during 2013, while our wholesale portfolios remained stable.

LICs fell in North America, Europe and the Middle East and North Africa following a general improvement in credit conditions but rose in Latin America for reasons outlined on page 17.

Operational losses declined significantly compared with 2012, although remained above historical trend. The decrease reflected the non-recurrence of fines and penalties paid in 2012 as part of the settlement of investigations into past inadequate compliance with AML and sanctions laws. Provisions related to UK customer redress, principally payment protection insurance and interest rate protection products, also declined. There are many factors which could affect these estimated liabilities and there remains a high degree of uncertainty as to the eventual cost of redress for these matters.

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. We recognise a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. Our provisions for legal proceedings and regulatory matters and for customer remediation at 31 December 2013 totalled US$4.2bn. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made.

The reported results of HSBC are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of our consolidated financial statements and reflect our assessment of the financial impact of risks affecting the Group.

For a description of material legal proceedings and regulatory matters, see Note 43 on the Financial Statements on page 554.

Provisions for legal proceedings and regulatory matters and for customer remediation are disclosed in Note 31 on the Financial Statements on page 526.

For details of operational losses, see page 246.

For details of our critical accounting policies, see page 72.

Rewarding performance

Our remuneration strategy rewards commercial success and compliance with our risk management framework.
The quality of our people and their long-term commitment to the Group are fundamental to our success. We therefore aim to attract, retain and motivate the very best people who are committed to maintaining a long-term career with HSBC, and who will perform their role in the long-term interests of shareholders.

Employee remuneration

HSBC's reward package comprises four key elements of remuneration:

•     fixed pay;

•     benefits;

•     annual incentive; and

•     the Group Performance Share Plan ('GPSP').

These elements support the achievement of our objectives through balancing reward for both short-term and long-term sustainable performance. Our strategy is designed to reward only success, and aligns employees' remuneration with our risk framework and risk outcomes. For our most senior employees the greater part of their reward is deferred and thereby subject to malus, that is, it can be cancelled if warranted by events.

In order to ensure alignment between what we pay our people and our business strategy, we assess individual performance against annual and long-term financial and non-financial objectives which are summarised in performance scorecards. This assessment also takes into account adherence to the HSBC Values of being 'open, connected and dependable' and acting with 'courageous integrity'. Altogether, performance is therefore judged not only on what is achieved over the short and long-term but also importantly on how it is achieved, as we believe the latter is essential to the long-term sustainability of the business.

Industry changes and key challenges

The main drivers of change in remuneration policy and practice within the financial services industry are the new regulations under CRD IV which apply globally to all employees of EU headquartered banks. The key change is the application of a cap on variable pay that can be paid to any 'material risk taker' (being employees who have been identified as having a material impact on the institution's risk profile). This presents significant challenges for HSBC given the fact that as a worldwide business, a significant number of our material risk takers are based outside the EU.

This situation has necessitated a review of our remuneration policy, especially the balance between fixed and variable pay, to ensure we can remain competitive on a total compensation basis and retain our key talent. Bearing in mind the interests of our shareholders, the Board believes it is necessary to increase the variable pay cap to the 200% of fixed pay for material risk takers that is permitted under CRD IV with shareholder approval. This will enable us to hold back a larger proportion of variable pay, subject to malus, than would be the case if we were not to take advantage of this provision. It will require shareholder approval at the AGM on 23 May 2014.

Overall, a representative number of our major institutional shareholders have been supportive of the proposed changes to our remuneration policy and recognise the importance of ensuring we can retain our key talent.

Variable pay pool determination

Determining the quantum of variable pay requires consideration of affordability, the equitable distribution between shareholders and employees and market-based judgements around peer comparisons and retention risk. The Group Remuneration Committee considers many factors in determining HSBC's variable pay pool funding. The total variable pay pool for 2013 was US$3.9bn, increased from US$3.7bn in 2012, as shown in the table below:

Variable pay pool

	Group
	2013	2012
	US$m	US$m
Variable pay pool
- total ...................................	3,920	3,689
- as a percentage of underlying profit ................	15%	17%
- percentage of pool deferred28 ...........................................	18%	17%

For footnote, see page 46.

Funding

The variable pay pool takes into account the performance of the Group which is considered within the context of our Risk Appetite Statement. This ensures that the variable pay pool is shaped by risk considerations, and is shaped by an integrated approach to business, risk and capital management which supports achievement of our strategic objectives.

Funding is calibrated with reference to Group profitability, capital strength, and shareholder returns. This approach ensures that performance-related awards for any global business, global function, geographical region or level of staff are considered in a holistic fashion.

The methodology also considers the relationship between capital, dividends and variable pay to ensure that the distribution of post-tax profits between these three elements is considered appropriate.

For the Directors' Remuneration Report for the 2012, 2013 and target split, see page 394.

Relative importance of spend on pay

The following chart provides a breakdown of total staff pay relative to the amount paid out in dividends.

For footnote, see page 46.

Directors' remuneration

The single total figure for Directors' remuneration required by Schedule 8 of the Large and Medium-Sized Companies (Accounts and Reports) Regulations 2008 is as follows:

Executive Directors

	Douglas Flint		Stuart Gulliver		Iain Mackay
	2013	2012	2013	2012	2013	2012
	£000	£000	£000	£000	£000	£000
Fixed pay
Base salary .......................................	1,500	1,500	1,250	1,250	700	700
Pension ............................................	750	750	625	625	350	350

	2,250	2,250	1,875	1,875	1,050	1,050

Benefits ...............................................	48	64	591	642	33	36
Variable pay
Annual incentive ..............................	-	-	1,833	780	1,074	539
GPSP ...............................................	-	-	3,667	3,000	2,148	1,400

	-	-	5,500	3,780	3,222	1,939

Notional return on deferred cash ..........	27	12	-	-	7	3
Non-taxable benefits ............................	102	98	67	65	53	50

Total single figure of remuneration.......	2,427	2,424	8,033	6,362	4,365	3,078

Addendum

Annual incentive with performance conditions30 .....................................	-	-	-	1,170	-	809

Total single figure of remuneration and annual incentive with performance conditions.........................................	2,427	2,424	8,033	7,533	4,365	3,887

For footnote, see page 46.

Douglas Flint, as Group Chairman, is not eligible for an annual incentive and did not receive a GPSP award in 2013.

Marc Moses was appointed an executive Director with effect from 1 January 2014, reflecting the criticality of the Risk function to HSBC and his leadership of the function, and recognises his personal contribution to the Group.

A full summary of the variable pay performance outcomes for the two eligible executive Directors receiving such awards in 2013 is tabulated below.

For full details of Directors' remuneration, see page 389.

Variable pay performance for 2013

	Stuart Gulliver						Iain Mackay
	Maximum multiple	Pre- discretion per- formance outcome	Multiple awarded	Pre-discretion value	Com- mittee discretion31	Post-discretion value	Maximum multiple	Post- discretion per- formance outcome	Multiple awarded	Value
				£000	£000	£000				£000

Salary ..	1.00	100%	1.00	1,250	n/a	1,250	1.00	100%	1.00	700
Annual incentive ....	3.00	60%	1.80	2,250	(417)	1,833	3.00	51%	1.53	1,074
GPSP ...	6.00	60%	3.60	4,500	(833)	3,667	5.10	60%	3.07	2,148

Total ...				8,000	(1,250)	6,750				3,922

For footnote, see page 46.

Remuneration policy going forward

In order to deal with the challenges of CRD IV we have introduced changes to our remuneration structure for executive Directors in 2014 as summarised in the table below, subject to shareholders' approval at the 2014 AGM. If approved, the policy is intended to apply for three years to the conclusion of the AGM in 2017.

For full details of the remuneration policy for executive Directors, see page 381.

Changes in remuneration policy for 2014

Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Salary	No change	No change	No change (none)
Fixed pay allowance32	Introduction of share allowance
Maximum fixed pay allowance for each executive Director will be the difference between (i) 50% of the target remuneration of the executive Director under this policy and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director
None
Benefits	No change	No change	No change (none)
Total variable pay	No change	Maximum at 900% of salary reduced to 200% of fixed pay	No change
Annual incentive32	No change	Maximum incentive reduced from 300% of base salary to 67% of fixed pay	See page 382
GPSP32	No change	Maximum incentive reduced from 600% of base salary to 133% of fixed pay	See page 383
Pension	No change	No change	No change (none)

For footnote, see page 46.

The mix of fixed and variable pay granted to an employee is commensurate with the individual's role, experience and responsibility and the local market.

Fixed pay allowances will only be granted to certain material risk takers based on their role, function, experience and technical expertise. The Group Chairman will not be eligible for a fixed pay allowance.

Executive Directors, Group Managing Directors and Group General Managers will receive shares that vest immediately. The shares (net of shares sold to cover any income tax and social security) will be subject to a retention period. 20% of these shares will be released in March immediately following the end of the financial year in which the shares are granted. The remaining 80% will be subject to a retention period of at least five years.

All other employees will receive the fixed pay allowance in cash when it is below a specified threshold. Where the fixed pay allowance is above the specified threshold, all of it will be received in shares that vest immediately. Any shares delivered (net of shares sold to cover any income tax and social security) as part of the fixed pay allowance would be subject to a retention period. 40% of the shares will be released in March following the end of the relevant financial year in which the shares were granted. The remaining 60% will be released in three equal annual tranches on each anniversary of the initial release.

Group Managing Directors participate in both the annual incentive and the GPSP. Group General Managers participate in the annual incentive and may receive other long-term awards. Other employees across the Group are eligible to participate in annual incentive arrangements.

External reporting

The required remuneration disclosures for Directors and highest paid employees in the Group are made in the Directors Remuneration Report on page 378. Remuneration disclosures for Code Staff can be found in the Pillar 3 Disclosures 2013.

On behalf of the Board                                24 February 2014
D J Flint, Group Chairman
HSBC Holdings plc
Registered number 617987

Footnotes to Strategic Report

  1 A Basel II measure, of core tier 1 capital expressed as percentage of total risk-weighted assets.
  2 The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
  3 Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year. The third interim dividend for 2012 of US$0.09 was paid on 12 December 2012. The fourth interim dividend for 2012 of US$0.18 was paid on 8 May 2013. First, second and third interim dividends for 2013, each of US$0.10 per ordinary share, were paid on 11 July 2013, 9 October 2013 and 11 December 2013, respectively. Note 10 on the Financial Statements provides more information on the dividends declared in 2013. On 24 February 2014 the Directors declared a fourth interim dividend for 2013 of US$0.19 per ordinary share in lieu of a final dividend, which will be payable to ordinary shareholders on 30 April 2014 in cash in US dollars, or in pounds sterling or Hong Kong dollars at exchange rates to be determined on 22 April 2014, with a scrip dividend alternative. The reserves available for distribution at 31 December 2013 were US$49,339m.
     Quarterly dividends of US$15.5 per 6.2% non-cumulative Series A US dollar preference share, equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A US dollar preference share, were paid on 15 March 2013, 17 June 2013, 16 September 2013 and 16 December 2013.
     Quarterly coupons of US$0.508 per security were paid with respect to 8.125% capital securities on 15 January 2013, 15 April 2013, 15 July 2013 and 15 October 2013.
     Quarterly coupons of US$0.5 per security were paid with respect to 8% capital securities on 15 March 2013, 17 June 2013, 16 September 2013 and 16 December 2013.
  4 The return on average ordinary shareholders' equity is defined as profit attributable to ordinary shareholders of the parent company divided by average ordinary shareholders' equity.
  5 Net operating income before loan impairment charges and other credit risk provisions, also referred to as 'revenue'.
  6 Intermediation of securities, funds and insurance products, including Securities Services in GB&M.
  7 Merger and acquisition, event and project financing, and co-investments in GPB.
  8 Including Foreign Exchange, Rates, Credit and Equities.
  9 Including portfolio management.
10 Including private trust and estate planning (for financial and non-financial assets).
11 Including hedge funds, real estate and private equity.
12 Loan impairment charges and other credit risk provisions.
13 Share of profit in associates and joint ventures.
14 In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 68 of the 'Financial Review'. This led to an increase in the amount of reverse repo and repo agreements classified as 'Loans and advances to customers' at amortised cost and 'Customer accounts' at amortised cost in the balance sheet, respectively.
15 A Basel III measure, of common equity tier 1 capital expressed as percentage of total risk exposure amount.
16 UK bank levy paid reflects the payments made to the tax authorities during the calendar year and may differ from the recognition of liabilities charged to the income statement.
17 Excludes movements in the fair value of own debt and before variable pay distributions. See Directors' Remuneration Report page 378.
18 Each American Depositary Share represents five ordinary shares.
19 Total shareholder return is defined as the growth in share value and declared dividend income during the relevant period.
20 The Financial Times Stock Exchange 100 Index, The Morgan Stanley Capital International World Index and The Morgan Stanley Capital International World Bank Index.
21 Established on 17 January 2014.
22 Established on 22 November 2013.
23 The HSBC UK entity shown comprises five legal entities; HSBC Bank plc (including all overseas branches), and SPEs consolidated by HSBC Bank plc for Financial Statement purposes, Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.
24 The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a standalone operating entity.
25 The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.
26 The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.
27 Targets for 2014 to 2016 were announced at our Investor Update on 15 May 2013.
28 The percentage of variable pay deferred for the Code Staff population was 64%.
29 Dividends per ordinary share in respect of that year. For 2013, this includes the first, second and third interim dividends paid in 2013 of US$5.6bn (gross of scrip) and a fourth interim dividend of US$3.6bn.
30 60% of the 2012 annual incentive for Stuart Gulliver and Iain Mackay disclosed in the 2012 Directors' Remuneration Report was deferred for five years. The vesting of these awards is subject to a service condition and satisfactory completion of the DPA. The DPA condition ends on the fifth anniversary of the award date unless the DPA is extended or otherwise continues beyond that date, in which case the awards will vest on the date on which the DPA expires and otherwise ceases to operate.
31 In its meeting of 15 January 2014, the Group Remuneration Committee used its discretion to reduce overall variable pay by £1.25m (equivalent to 18.5% of the total annual incentive and GPSP). This adjustment was considered appropriate in the context of overall Group-wide year-over-year profitability and incentive pool funding, Group-wide risk and compliance, market remuneration benchmarks and the remuneration recommendations for the Group CEO's direct reports.
32 Maximum award potentials for fixed pay allowances and variable pay awards are based on obtaining shareholder approval to increase the maximum variable pay award as a percentage of fixed pay under CRD IV from 100% to 200% at the Annual General Meeting on 23 May 2014. If shareholder approval is not obtained the maximum fixed pay allowance payable for each executive Director under the policy will be the difference between (i) 50% of maximum total remuneration of the executive Director under this policy as shown in the Remuneration scenarios chart on page 389 and (ii) the aggregate of the base salary and cash allowance in lieu of pension for that executive Director. Maximum variable pay award levels will be revised to 100% of fixed pay and the maximum annual incentive and GPSP awards will accordingly be reduced to 1/3 and 2/3 of this amount (i.e. 33% and 67% of fixed pay, respectively). The requested increase in the cap to 200% would enable us to minimise the increase in fixed remuneration costs and so help to maintain greater flexibility on total pay.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014